CORNBREAD HEMP™

2020 Report

Dear investors,

Without our family of Wefunder investors, our growth in 2021 would not have been possible. We remain incredibly grateful at the trust and belief that you showed in us during such a trying time as the COVID pandemic. With your investments, we have increased our USDA organic product offering from 2 products at the beginning of 2020 to 10 products as of April 2021, with the launch of our organic CBD gummies. And our revenue continues to climb, month over month. Because of our Wefunder investors, we are in a good position to continue acquire customers and gain market share. Thank you!

We need your help!

On the PR front, we always need warm introduction to editors, reporters, podcast hosts, and TV talk show bookers. For our retail expansion, now that the COVID restrictions are lifting, we could use introductions to wellness buyers at health food stores and pharmacies. For online sales, we need introductions to contacts within Facebook and Google to jump-start our ad-buying program.

Sincerely,

Eric Zipperle

Co-founder & CEO

Jim Higdon

Co-founder & CCO

Our Mission

Cornbread Hemp hopes to be the go-to CBD brand for every age group from Boomers to Millennials, and their pets. Our focus is to build a brand that includes audiences across all ages and genders. Our number one goal within this focus is to obtain our first major retail account (50+ stores) that will provide the same standard of customer service we have set thus far. In five years, we see Cornbread Hemp as a nationally recognized brand in major retailers like Fresh Market, Whole Foods, and more.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Q4 holiday sales season
- Crowdfund on Wefunder
- Product formulation R&D

The Bad

- Retail sales
- COVID-related hurdles
- inability to run Facebook ads

2020 At a Glance

January 1 to December 31

$430,334 +138%
Revenue

-$5,059
Net Loss

$55,090 +166%
Short Term Debt

$392,871
Raised in 2020

$255,659
Cash on Hand
As of 03/31/21

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this annual report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Cornbread Hemp provides Kentucky-grown USDA certified organic CBD products and other full spectrum CBD products that are shipped directly to customers from our website as well as distributed to top-tier health food stores, pharmacies, and co-ops across America.

Cornbread Hemp hopes to become the go-to CBD brand for every age group from Boomers to Millennials. Our focus is to build a brand that includes audiences across all ages and genders. Our number one goal within this focus is to obtain our first major retail account that will provide the same standard of customer service we have set thus far. In five years, we see Cornbread Hemp as a nationally recognized brand in major retailers, pending FDA regulations.

Milestones

Cornbread CBD, PBC was incorporated in the State of Kentucky in January 2019.

Since then, we have:

- Become Kentucky's first provider of USDA organic cannabidiol (CBD) products.

- Established ourselves nationally online with affiliate placements in Healthline, Rolling Stone, Thrillist, Health.com, New York Magazine, and other major publications.
- Sold in over 100 retail stores in 10 states.
- Products USDA certified organic
- In addition to our products being certified organic, our brand has received USDA organic certification in Q1 2021 from Ecocert, a third-party certifier.

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $430,334.20 compared to the year ended December 31, 2019, when the Company had revenues of $180,734. Our gross margin was 57.96% in fiscal year 2020, compared to 48.01% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $545,574.01, including $374,480.71 in cash. As of December 31, 2019, the Company had $120,428 in total assets, including $21,122 in cash.
- *Net Loss.* The Company has had net losses of $5,059.14 and net losses of $374 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $537,508.19 for the fiscal year ended December 31, 2020 and $20,702 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Before our Wefunder campaign, the company had been financed with $100,000 in equity.

After the conclusion of this annual report, we raised nearly $400,000 to provide us with a projected runway of 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2022. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this annual report will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Cornbread CBD, PBC cash in hand is $255,659, as of March 2021. Over the last three months, revenues have averaged $66,000/month, cost of goods sold has averaged $22,000/month, and operational expenses have averaged $50,000/month, for an average burn rate of $6,000 per month. Our intent is to be profitable in 3 months.

Since the beginning of 2021, we have grown month over month. March 2021 was our best month ever, beating the holiday sales season of November 2020.

For the next two quarters, we expect our revenues to grow along with our expenses, as we continue to deploy resources to acquire customers.

Net Margin: -1% **Gross Margin: 58%** **Return on Assets: -1%** **Earnings per Share: -$7.03** **Revenue per Employee: $143,445**

Cash to Assets: 69% **Revenue to Receivables: 10,674%** **Debt Ratio: 99%**

- CBH_Financials_2020_Final.pdf
- Cornbread_Hemp_2020_financials.pdf
- Cornbread_Revieed_Financials.pdf
- CBH_Financials_Final.pdf

We ❤ Our 856 Investors

Thank You For Believing In Us

Render Capital Investme...
Craig Brindle
Advait Kulkarni
Charles Friedman
Daniel Herrera
Elizabeth Lumbattis Chal...
Shantel Johnson
Ronald Cunningham
Pedro E Cadorna
Jesus Santiago
Salvador Briggman
Faris Alami
Douglas Andrew Roehrig
Jasper Gallo
Hatem Rowaihy
Lambo Astwood
Neil Edward Lunniss
William N Brown
Ethan Stuckmayer
Darron Kitterman
Jeffrey TURNER
Nancy O'Byrne
Joseph CHRISTY
Debra Bissett
Shawn Eric Walker
Fran Lopes
Jamie Lee Watkins
Tracey Raditz
Dr Blackmoor
Robert Canina
Nicole Norton
Phillip Stoddard
Leon Sewkarran
Bob Oliver
Neil Young
Cregg Huey
Ken Manni
Robert Costic
Kevin M Green
Chris Bingaman
Nicolas Radin
Amir Nader A Ghazvini
Sandra Estrada
Nathaniel HOLLOMAN
Len Szalai
Morris Gelman
Jean Volmy
Herman Atwell
Gill Holland
Tavares Ward
Douglas Cole Fenske
Jack Powers
Wesley Wierson
Bree Walton
Andrew Truschinski
Thomas Trkula
Jared Bolden
Erika Huerta-Garlington
Lee Jarvis
Jerome Zhu
Tony Wilkins
Leonardo Pagon
Roman Dzadzic
Tony Guillory
Michael S Anderson
Dillon Denver Joseph
Mandre Zachary
Craig Mercier
William Dillon
Soufou Saechao
Zachary Weiner
Chad Rosen
Gwendolyn Jones
Marika VanderSmith
Jerry Walker
Princess Pretty NPink
Gordon Lemond
Frank Neundorf
Omar A Molina
Amanda Hafer
Nari Muhammad
John E Mason
Frank Priefler
Abe Minto
Kyil Peeples
Terri Chagnon
Michael Asaro
Michael Icore
Papie Savice
Kevin Grangier
Shaun Meyer
Marcus Ashmore
Dr Blackmoor
James W Bumb
Dalph Watson
Darlin N Wells
David Macario
Craig Vom Lehn
Jon Scott FORTINO
Victor Manuel TORRES
Daniel Carr
Joseph Bellinger
Bonnie Forsythe
Javal Whitehurst
Van Holt
Lance R. Mann
Charles Ellis
Takara Nicholson
Darron Kitterman
Douglas Cole Fenske
Johnson Hor
Peter Derdak
Kevin Koo Seng Kiat
Emmanuel Okosisi
Janet Ra'Shadd
Terrance Montgomery
Lesa Seibert
Suzannah Ibrahim
Matthew J Vinez
Momo Enoch Emmanuel...
Joan Rodriguez
Phillip E Bolin
Ross Willard
Bill Bauck
Gene Rachmansky
Jaemz Santiago
Madisyn Moorman
Aisha Goodwin
Michael Krieger
Vincent Frazier
Amber Jackson
Michael Bates
Daniel McNamee
Roderick Herron
Donald C Freytag
David Davis
Alexey Dodonov
Jo Hemmerlein
Fabe Chan
Jim Higdon
Alicia Ariatti
James R. Spears
Jonathan Arndt
Jonathan A Cannon
Johan C Nowack
Terrance Montgomery
Anu Apte
Travis Versher
Maggie Payton
Sara Makin
James Britt Jr.
Jean Jadotte
A Vaughn Williams
Pieter De Waal DeWet
Lara Richards
Malik Hylton
Patrick Henshaw
Amos R Henry III
Shymec Edwards
Jean Aristide
Zachary Hansen
Jack Neneman
Sean Stobart
Erika Huerta-Garlington
Paul R Grace
Everette SPIGNER
Jerry D. Boyette
Joy Danalewich
Jennifer Laird-Jackson
William Fleming
Ta Tanisha Miller
Randy R Davis
Zach Thompson
Stewart Williams Jr
James David Silvio
Tobias Berens
Noelle Lynne
Justin Jarman
Dean Mckinley
Alexander Zograf
Gwendolyn Jones
Corey Johnson
Dylan Curtis
Casey Billups
Mark Zieringer
J.R. Coleman
Andrew Wall
Jake Bertram
Jeff Rehfeldt
Arthur Bautista
John Zambrowicz
Matthew Brown
Clay Woods
Joel Curt
Alan Jacobson
Carl Blankenship
Shaundale Rena
Christopher J Reed
Leon Davis
Sherry Cochran
Sherryann Philogene
Janice Escola
Adrian Garcia
Ricky Bass
Rae Lynn Nettles
Christina Truax
Wendy D Jeffers
Flax Glor
Michael Phillips
Mary Helen Ayres
Antonio Galvan
Pam Higdon Doyle
Christal Rayford
Andrew Swartz
Greg Brenzel
Jonathan Bates
Aaron Portie
Tasia McCoy
Monbill Fung
Neville George
Theron Charles
Nathaniel L Moulton
Jose Mojica Lemus
Steven Campbell
Suneel Kumar Parvathar...
Heidi Golledge
Ben Paul
Aesook Hong
John Wedin
Anthony A Cook
Ewan Argo
Oliver James Damian
Bridget Gentleman
Kate Meyer Caufield
Larry Yonish
Adrian C. Moore
Jeff Crespino
Everett H Barnett
Justin K Drew
Gary Huckabee
Steve Booyens
Nancy Ramos
Wardell Carter
Candace Mounger
Michelet Saincilus
Tawayna Dobie
Jose Acosta
Tre Baker
Mark Rodger Dilloo
Jacob E Spitz
Angela Perry
David Gillie
Akil Fudail
Raquel Thomas
Audrin Navarro
Bruce Turnquest
Malek Badawi
Jordan Leach
Maggie Payton
Anthony Kulzer
Christopher Noebels
Louie Lopez
David Pasadyn
Ben Sykes
Vilimaina Tuinukutolu
Nneoma Ugwuadu
Mary Harrington
Michele Fischer
Francis Kaiolani Kamaka...
Harold Simpson
Kristopher Eichman
Tommy Acree
Petr Olmer
Joseph E. Naudus Sr.
Keith Guerin
Corbett Kroehler
Ariel Jay Newman
Charlene Sealy
Jody Geistweidt
Toan Kim Hoang
Allan Terry
Darlene Glee Hill
Dylan Barnhardt
Ken Manni
Kerry LaPorte
Roger Shambaugh
Lisa Jucyara Antas Videira
Herman Awai
Pilar Uribe
Linda Jordan
Lyle Notice
Anthony Mills
Michael Everson
Scott Hinkle
Craig Mercier
Melanie Yakemovic
Chris Yerbey
Michael Rains
Tom Harvey
Lyndon Winn Carter
Vincent Scott
Don Harrison
Luke Williams
La Renda Mitchell
Frank Kotlarsic
Adrian David Williams
Travis Versher
Beulah Smith
Len Szalai
Raymond Brown
Melissa Locke
Glenn Sullivan
Jimmy Woods
Brett Crathern
Dawn Chapman
Shaun Donovan
Dawn Diver
Juan Flores
Brittany Kastrati
Therese Maynard-Callow...
Yiannis Bessiris
Eduard Abramov
Shamim Anwar
John Gray Brittain
John Launius
Dorrie Armstrong
Jim Rosser
Kevin Flanagan
Adam Guthrie Caperton
Eric M. Childs
Oswin M Browne
Bob Oliver
Mike Stinson
Roosevelt Durham
Cole Bahakel
Tyler Gilmore

Jeannine A Henry
Judy Semple DECHALUS
Terry Lynn Johnson
Fredah Mainah
Glen VanderKloot
Jeff Rehfeldt
Rainer Filthaut
Larry Anderson
Gene Zipperle
Karen Mueller
Brian Fischer
Brad Steller
David MATA
Dan TRAN
Robert Albert
Yasmin Thompson
Stephen Baker
Maria Binford
I Adamson
Ryan Kopycienski
Frank F Nykamp
Stephen Weller
Jeremy Felton
Stephanie Thompson
Duy Tran
Felicia Carter
Mai Lor Thao
Christian Sernagiotto
Abraham Stutzman
Jose Flores
Norazean Binte Moham...
Justin Campbell
William Jackson
Percy ELEY
Tamara Prince
Rodger Parrish
Marvin D Prince 3
Suzette McCurtis
Preston Scantlebury
Patricia Boyd
James Mauch
Mj Abraham
Giovani Santana
Charles Hogue
Ethan So
John Andrews
Bruce Zakee Rasheed
Mark MEZA
James Rode
Susie Neal Rogers
Sean Lamanna
Sonny Okafor
Matt Hindle
Angel Soto
Ben Butler
Gill Charles
Kevin Beck
Peter Lee
Elijah Rosenbaum
Pablo Martinez MAsip
David Allen Carlson
Kimberly Eaton
Fritz Allard
Jim Wahl
Mario Hernandez
Steven Darbant
Angel May
Chris Smith
Susan Bakley Coxe
Welton Egerton
Vivek ANAND
Matthew Ryan Kahl
Melanie And Steve McCo...
Laura Coleman Pritchard
Zachary Sabillon
Marc Cohen
Richard Hinton
Lydell McCullough
Yeshua Alexander
Tracie Howard Womack
Heather Begley
Don Henry Robinson
Breanna Worthey
Andrew N Clark
Joseph Brooking
Tristan De Rochefort
Nilda Laboriel
Monique Garrett
Rocky MOREAU
Patrick Sullivan
Joel Berger
Patrick Wetzel
Venencia V Magnusen
Cole Blanscet
John Bivens
Jackie Mooney
William Edward Matthews
Mark Micallef
Martin Josie
Lucille Kavanagh
Ananta P Khanal
Roger M Bean
Emmanuel Antoine
Norisha Yeoman
Jim P. Wuthnow
Leonor Salazar
Kristin Gallagher
Lino Laure
Craig M Aukamp
Curt Tomlinson
Paul Bigham
Dan Scott Sanders
Michael Bartuska
Lee Palmer
Cheryl Dawson
Rachel Duarosan
Judah Greenberg
Chrissy Chandler
Twain Long
Ian Buxton
Brian Thomson
Melvin Kestner
Cynthia Hankins
Sasikala Vemulapalli
Sabrina M McClendon
Michael Tallo
Susan Bakley Coxe
John R Rust
Timothy Carney
David Widrick
Chris Goodwin
Harold Wilson
Dr. Pete I. Maduka-Okafor
Timoth Charles Dickens
John Ariatti
David C. Wolf
James Denny
Jeffrey Allan Blackwell
Michele Welscher
Robert N MURPHY
Cheryl Dawson
Emmanuel S Kollie
Myra W. Grangier
Bradford Chan
Farah Travis
Jim Palmieri
Sharron R Austin
Scott Hunter
Meredith Downey
John Atteberry
Robert Shane Wilder
Jesse Spears
Amie Gatewood
Mohammad Elshaer
Angela Boucher
Chris McCauley
Pamela D Trawick
Eric Geldmaker
Steven Harris
Jerry L Warwick
Mike Ciszak
Louis Ybarrondo
Kishore Anjaneyulu
Kelly Huskins
Alan R Peterson
Kishan Patel
Thierno Diallo
Josephine M. Tina
Glyn Whyte
Omar Abdulalim
Lee Szambecki
Joana Gordon
Philip Ward
James Marquez
Frank Leemans
Didier Rieger
John C Nardone
KIRAN TANA
Stacey B Johnson
Ed Bongard
Javier J Rosa
Pete Rosskamm
Michell Washington
Joshua Moore
Brian C Lux
Taber Baise
Robert B Belanger
Brian Mabie
Dale Richardson
Jerame Morgado
Lona Charles
Angel Investments
Dee Tiffany=Lane
Euston Henry
Lorrie Rogers
Zenobia Fennell
Scott Cain
Mary Jo Zipperle
Larry Horn
Jerry A. Wilson
Sharla Elyn Robinson
Mario M Teel Jr.
Viet Nguyen
Jesse Deol
Philip E. Cvach II
Korian Chambers
Louis Ybarrondo
Shallene Austin
Theresa M Skurka
Sonny Okafor
Michael Huff
Toni Manthei
Edgar Meneses
Tim Haffner
Adrian Harris
Richard Patrissi
Oluwakunmi Olasanoye
Daniel Rodriguez
Navan Bansal
Miguel Cantero
Felipe Gonzalez
Ricardo Mora
Anderson BOOKER
Marquisha Zant
Robert J. Mosley
James R Miller
Joe Trombley
James Willingham
Wilfredo Ramos-Prado
Gerardo Rios
Jorge Pelayo
Albert Boyer Galindo
Anna Allen-Edwards
Bruce Houck
Curtis Callaway
Kelly A MITCHELL
Thomas Richard Mgee
Ernest Yungeberg
Chang Woo Lee
Gustavo & Gloria HERRE...
Richie Edquid
Ryan Stone
William C Klingler
Hassan AlMandil
Joseph Yahna
Thomas Yarnall
Jonathan Hughes
Daniya Ali
Vinodh Rajagopalan
Rebecca Urciuolo
Karthik Thenkondar
Warren Miller
Roger Coates
Howard Bell
Luis Mateo
Percy W Vera, II
Dannye Spencer
Christopher Lamont
Joyce Dinyar
Ryan Baker
Cecil & Alice Higdon Fa...
Jana Groda
Lawrence Deck
Mark Boekhout
Davender Bhardwaj
Tyler Dix
Elvies Atomah
John Albritton
Michael Boyer
Cyndi Ortiz Taylor
Donald Engelmann
Emmanuel Merilan
Joseph W Oldham
Jean Romain Felix
Frantz PetitFrere
Emali Walker
Jukka Matti Karhu
Edward Starks
Jim Neprud
Shan Hermitt
Kethlye Simon
Cameron T Hansen
Chioko Grevious
Derek Zoretic
Timur Kozhakanov
Gaylord Fines
Elizabeth Sanchez Olivan
Maxine Nelson
Kyle Dees
Madhav KHANAL
Congruent Marketing
Seth Long
Allen Green
Venus Downs
Steven Angus
CM Soltero
Amos Elias
Ramesh Manian
Mesai Etsehiwot
Jyoti Silwal
Keith W Pratt
Wanda White
Julio Castellan
Rajneesh Mehra
Lesha Daniels
Rusty Rehl
Vinh Tran
Brad Soucek
George Braun
Donna Renee Hutchins
John A Kuvakas
Vignesh Kumar Sathyam...
Christoph Hitzschke
Gopalakrishnan Subram...
Russ Nehmer
Alston Kaleohano
Richar G. Davis
Andrew Newton
Mark Warner
Nick Skaroulis
James Garner
Stella Szostek
William Mendez
Leslie MUDD
Leo John Fleckenstein
William Larkin
Elizabeth Young
Robert J. Mosley
Antoinette Scott Briscoe
Luis Debayle
Michael Venuto
Terry McCarn
Mary Loper
Michal Jan
John A Moreland III
David Kendall
Raul ALVAREZ
James Johnson
Judge MIXON
Jesus GUTIERREZ
Herman Hartman
Joe Leone
Stephen Mink
Sharon CHRISTENSON
Richard Otis
Brendan Cosgrove
Princess Verlyndia Sharn...
Sylvia Baker
Steven Stanton
Matthew Richardson
Jeff Merten
Tim Danielson
John R Mason
Carlos Thompson
Brian George
James Brennan
Michele Martinelli
Theresa Gilliard
Steven Miller
Gentry Lynn Fugate
Asonya Fluitt
Walter Rowntree
Georgia Jones
Ruben Gonzalez
Dawn Howard
James C. Wuthnow
David Sidbury
Steve Kwak
Maria Mahal Beyler
Manoj Mittal
Chad Curtis
Jo Smith
Terrance Brooms
Jody Tafoya
William Berard
Teresa M Bowden
Beverly Marable
Matthew N Gwin
Greg B.
Karen Hernandez
Kingsley Asare
Devon W Yoder
Richard Bentley
Seiichi Mano
Michael Rubin
Brenda J. Miles
Dianne Quiroa
Arleen E Brown
James Wolfe
Michael Scott Peterson
George Wright
Stuart Hansen
Nida Casuga
Anthony Penwright
Carol Librizzi
Osvaldo Freire Fonseca
Thomas Furstenberg-Car...
Clarisa Crawford
Mick Hall
Valentina Pena
Bart Schanck
Scott Banford
Vinay V SATTI
Bruno Cruzate
Salomon Martinez
John Sandoval
Patricia L Gay
John Brooks
Benedict Bryan
Julio Lopez
Ed Bongard
Edwin J Bender
Charles Bringe
William Courtright
Victoria VanDerlin
Dawn Pewitt
Michael Ryan Owens
William Beaufort
Thomas Scarlett
Vikki Appleyard
Arunkumar Azhagudurai
Jacquelyn Nowlin
Roger Crim
Jonathan Niver
Marcus Jacob Cobb
Vagner De Moraes Perez
Ivan Maurice Mance
Vince Joseph THOMAS
Judith Snyder
Gregory J Popham
Joshua C Kuhn
Trevor Gordon
Timothy Roger Post
Michael Gaeta
Leo John Fleckenstein
Jacqueline Harrison
Pablo Martinez MAsip
Stephen H Quinn Jr
Robert Maxie
Christie Sendbo
Barbara Dillman